UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: February 9, 2012

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐             No  ☒

Employment Agreements

NewLead Holdings Ltd. (the “Company”) has entered into employment agreements with two of its executive officers, Nicholas Fistes and Michail Zolotas. The employment agreements entitle each executive to an annual base salary and an annual incentive bonus that is payable in the Company’s common stock. The agreements are retroactive for the years 2010 and 2011 and effective until December 31, 2016, after which they will automatically renew for additional one-year periods, unless terminated in accordance with the terms of such agreements.

Pursuant to the employment agreements, Messrs. Zolotas and Fistes will be entitled to the following compensation:

•

for the period between October 13, 2009 until the end of 2010, Messrs. Zolotas and Fistes will be entitled to an aggregate base salary of $1,300,000 and bonus of $300,000 which will be paid in shares priced at $24.00 per share, resulting in an aggregate of issuance of 66,667 shares;

•

for 2011, Messrs. Zolotas and Fistes will be entitled to an aggregate base salary of $1,300,000 and bonus of $300,000 which will be paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 800,000 shares; and

•

for each year from 2012 until the end of 2016, Messrs. Zolotas and Fistes will be entitled to an aggregate base salary of $1,450,000 and bonus of $1,450,000 which will be paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 1,450,000 shares.

Under each employment agreement, upon a change in control of the Company, any stock based awards to the employee will vest. If prior to the effective date of a change of control or after the second anniversary of the effective date of a change in control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to receive his then current base salary through the end of the expiration period of the agreement, in addition to any benefits accrued through the date of his termination. If on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to five times his then current base salary and five times the annual bonus for the prior year within 30 days following the effectiveness of the termination. If an executive’s employment is terminated for “cause” or voluntarily by the employee without “good reason,” the employee will not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination.

Severance Agreements

The Company entered into severance agreements with certain of its key employees, not including Mr. Zolotas and Mr. Fistes. If on or after the effective date of a change of control and prior to the second anniversary of the effective date of a change of control, the severance agreements are terminated without “cause,” or the employee resigns for “good reason,” the employee will be entitled to (i) five times his then current base salary, (ii) five times his annual bonus and (iii) the number of shares of the Company’s common stock valued at two times his annual bonus at a price per share equal to the average trading price during the previous 30 trading days, in each case within 30 days following the effectiveness of the termination. Assuming that all such executives had been terminated on December 31, 2011, the severance agreements had been in effect at such time, and a change of control had occurred on such date, such executive officers would have been entitled to an aggregate payment of (i) Euro 1,020,000 of base salary, (ii) Euro 3,600,000, and (iii) Euro 1,440,000 equivalent to USD 1,866,107 payable in shares, totalling 2,844,675 shares.

As used in the employment agreements and the severance agreements, “change of control” means: (i) the sale or disposition, in one or a series of related transactions within any twelve (12) month period ending on the date of the most recent acquisition by such person or persons, of more than 50% of the assets of the Company to any “person” or “group” (as such terms are defined in Section 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); (ii) any person or group is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in one or a series of related transactions within any twelve (12) month period ending on the date of the most recent acquisition by such person or persons, of the Company’s outstanding equity representing more than 50% of the total voting power of the Company’s equity; or (iii) the Company undergoes a merger, reorganization or other consolidation in which the owners of the Company’s outstanding equity ownership immediately prior to such merger, reorganization or consolidation own less than 50% of the surviving entity’s voting power immediately after the transaction.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2012

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer